

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 17, 2009

<u>By Facsimile and U.S. Mail</u>

Alain Bouchard
President and Chief Executive Officer
Alimentation Couche-Tard Inc.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada

> **Re:** **Alimentation Couche-Tard Inc.**
> **Form 40-F for the Fiscal Year Ended April 26, 2009**
> **Filed July 24, 2009**
> **File No. 333-10100**

Dear Mr. Bouchard:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended April 26, 2009

Selected Consolidated Financial Information, page 9

1.   We note your presentation of the non-GAAP measure EBITDA within your table. Please expand your disclosure to provide a reconciliation from EBITDA to the most directly comparable measure calculated in accordance with Canadian GAAP. Reference is made to CSA Staff Notice 52-306 – Non-GAAP Financial Measures and "Improved Communication with Non-GAAP Financial Measures" published by the Canadian Performance Reporting Board.

Contractual Obligations and Commercial Commitments, page 13

2.   Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of your pension and other benefit plans. Because the table is aimed at increasing transparency of future cash flow requirements, we believe these payments should be included in the table. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements.

Note 27. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 28

3.   Please revise your Reconciliation of Shareholders' Equity to present all reconciling items gross with a separate adjustment for taxes. See Item 17(c) of Form 20-F.

Exhibit 99.2

4.   We note the consent signed by your prior auditors is dated June 13, 2008 which is the same date as their audit report included in your prior year Form 40-F. Please confirm that the consent provided by Raymond Chabot Grant Thornton is for the use of their audit report dated June 13, 2008 in the Annual Report on Form 40-F for the fiscal year ended April 26, 2009 or amend your filing to include a properly dated consent. See General Instruction D (9) of Form 40-F.

Alain Bouchard
Alimentation Couche-Tard Inc.
August 17, 2009
Page 3

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief